December 6, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 10 F Street NE Washington, D.C. 20549

Attn: Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 1 to Registration Statement on Form F-1

Filed August 20, 2024

CIK 0001561861

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 1 to the registration statement on Form F-1 filed on August 20, 2024 (the “Amendment to Registration Statement”) relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated September 5, 2024 (the “Comment Letter”).

The Issuer has revised the registration statement in response to the Comment Letter and is filing concurrently with this letter Amendment No. 2 to the registration statement via EDGAR (“Amendment No. 2”). Amendment No. 2 reflects the Issuer’s response to the comments received from the Staff and updated information. It also revises the financial statements to include the nine-month period ended September 30, 2024. For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Issuer’s response. All page references in the response set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 submitted August 19, 2024

Prospectus Summary, page 1

1.

You disclose your belief that you are positioned for significant and profitable growth partly through your reduced cost structure following your Chapter 11 restructuring. You further disclose on page 3 under “Transformed business with rightsized cost structure” that you renegotiated collective bargaining agreements, or CBAs, with your unions

United States Securities and Exchange Commission

December 6, 2024

and achieved greater productivity by rationalizing compensation. In regards to your cost structure, we note that you agreed to a new CBA with ASSA that was approved by the majority of ASSA members in June 2024, with such CBA including a wage increase. Please balance your discussion of your reduced cost structure following your Chapter 11 restructuring with renegotiations with labor occurring in 2024 as your existing labor agreements reach their expiration. As part of this, please revise to provide a cross reference to your risk factor on page 55 entitled “Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest” which we note discloses in part, that “as a result of improving economic conditions and our emergence from Chapter 11 proceedings, the labor unions that represent our employees may believe they have more leverage to negotiate new CBAs with us” and that any renegotiated CBA could increase wages or other benefits.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3-4 and 156-157 of Amendment No. 2 to balance the discussion of its reduced cost structure following its Chapter 11 restructuring and to include a cross-reference to the relevant risk factor on page 58.

Our Growth Strategy

Upgauging our fleet to drive highly profitable growth, page 13

2.

Your chart labeled “Fleet Upgauge – E190 v. B737-9 MAX” discloses in footnote (1) that the CASK metric in this chart “considers estimated costs for each aircraft operating the same route during 2022.” Please update the CASK metric in this chart to a more recent period considering the passage of time.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the chart and corresponding footnote on page 14 and 166 of Amendment No. 2 to update the CASK metric to 2023.

Selected Consolidated Financial Information

Consolidated Statements of Financial Position Data, page 84

3.	You disclose Financial Position Data as of March 31, 2024, when the financial position data is as of June 30, 2024. Please revise.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the Financial Position Data on page 88 of Amendment No. 2 to reflect its financial position as of September 30, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations page, 99

4.

We note that on page F-4 you present condensed consolidated interim statements of profit or loss and other comprehensive income for the three and six months ended June 30, 2024. Further, we note that on page 99, your results of operations do not include a discussion and analysis for the three months ended June 30, 2024. Please revise your disclosure to provide a discussion and analysis of changes in your results of operations for the three months ended June 30, 2024.

United States Securities and Exchange Commission

December 6, 2024

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104 through 109 of Amendment No. 2. to include a discussion of the three-month period ended September 30, 2024, where factors specific to that period were relevant to the analysis of the Issuer’s results of operations.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

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